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November 21, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 12, 2023
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated November 8, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 167

1.	Please explain why you do not adjust for Nature’s Miracle’s deferred offering costs recorded in assets as of June 30, 2023.

Response: Nature’s Miracle’s deferred offering costs will be adjusted as a reduction of additional paid-in capital upon closing of Business Combination. The disclosure on pages 170 and 174 of the Amended Registration Statement has been revised in response to the Staff’s comment.

2.	We note adjustment (J) relates to shares issued for a loan guarantee. Tell us why the debit for adjustment (J) is reflected in additional paid-in capital.

Response: The issuance of shares relating to loan guarantee will be treated as financing expenses and cause a reduction of net profit and retained earning upon closing of Business Combination. The disclosure on pages 170, 171 and 175 of the Amended Registration Statement has been revised in response to the Staff’s comment.

3.

We note adjustment (K) reflects a “potential financing transaction for $5,000,000 associated with the Business Combination under the full redemption scenario in order to reach practical cash balance.” Please revise the disclosure to state the basis for your belief that obtaining this financing is probable or delete the amount of the adjustment in the pro forma balance sheet and only include note disclosure of the status of funding negotiations and the type of funding being negotiated. If the funding is not probable at this time, please revise the pro forma balance sheet to prominently present your negative cash position prior to any future funding.

Response: The amount of the adjustment has been deleted for the pro forma statements. The disclosure on pages 170 ~175 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Executive Officer and Director Compensation, page 188

4.	Revise to include updated executive compensation disclosure for the fiscal year ended December 31, 2022.

Response: The disclosure on page 189 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Unaudited Condensed Consolidated Statements of Cash Flows, page F-6

5.	Please explain your line item “Shares issued to acquire net assets of Hydroman” for $20,000,000. The $20,000,000 balance does not agree with your disclosure on pages F-4, F-17, F-32, F-34 and F-44.

Response: The disclosure on pages F-6 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Basis of presentation and summary of significant accounting policies

Revenue recognition, page F-13

6.	On page F-13 you state that “Shipping and handling costs are deemed fulfillment costs and recorded as selling expenses.” However, on pages F-10 and F-14 you state that freight and delivery fees are included in cost of revenue. Please explain the apparent contradiction between these two statements.

Response: The disclosure on pages F-13 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Segment reporting, page F-14

7.	We note your disclosure on page F-14 states that you only have one reportable segment and that you do not distinguish between markets or segments for the purpose of internal reporting. However, based on your disclosures on pages 148 and 149 you appear to track revenue and cost of revenue for both your “Visiontech” and “Hydroman” businesses, providing you with discrete financial information below the consolidated level. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments and ASC 350-20-35-33 through 35-46 in determining your reporting units. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so.

Response:

The Company evaluates its segment reporting following guidance in ASC 280:

ASC 280-10-50 defines an operating segment as “a component of a public entity that has all of the following characteristics:

●	It engages in business activities from which it may earn revenues and incur expenses.

●	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

●	Its discrete financial information is available.

After Visiontech acquired Hydroman, management integrated the two operations as one segment, “grow light,” due to many similarities in their operations such as:

●	Both Visitiontech and Hydroman’s products are grow lights and growing media, including LED lights, HPS and Ceramic Metal Halide (“CMH”) fixtures, lighting ballast and grow media products. Visiontech has its own brand name of Efinity while Hydroman mainly distribute third party products.

●	The two companies share similar suppliers: Visiontech and Hydroman purchased 22% and 27%, respectively, from one supplier for the year ended December 31, 2022.

●	Both Hydroman and Vistiontech primarily sell CEA products directly to wholesale CEA distributors who, in turn, supply-sell the products to other wholesalers and retailers across the U.S.

Since the acquisition, Visiontech’s management took over Hydroman’s operations, including management, sales, accounting and purchasing. As such, these is only one segment manager (Mr. Zhiyi Zhang) who is directly accountable and maintains regular contact with the Chief Executive Officer (who has been identified as the CODM) to discuss and report operating activities, financial results, forecasts and strategic plans. The CODM does not regularly review activities below the consolidated level for purposes of assessing performance and making resource allocation decisions. As such, the Company considered sale of grow light as one operating segment.

Identification of Reporting Units

The unit of accounting for goodwill is at a level of the entity referred to as a reporting unit. The Company analyzed its reporting unit following guidance below:

350-20-35-34 A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.

350-20-35-35 However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

Based on aggregation criteria analyzed above,

350-20-35-36 An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

The Company does not have components below its operating segment, the reporting unit is the same as operating segment.

Based on analysis above for ASC 280, the Company has one grow light segment, there is no separate segment manager below operating segment. As such, the Company has one reporting unit which is the same as its operating segment.

Note 16 - Subsequent events, page F-28

8.	We note based on your disclosure on page F-28 that on August 23, 2023, you issued shares of common stock and stock options to your executives and director. Please disclose the future expense associated with these issuances in your MD&A. Disclose the period when the expense will be reflected in your statement of operations.

Response: The disclosure on pages F-25 and page 148 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-29

9.	We note that the accounting acquirer, Nature’s Miracle, Inc., changed auditors on May 16, 2023. Please provide the disclosures required by Item 304 of Regulation S-K with respect to any changes in the accounting acquirer’s auditor.

Response: The disclosure on page 204 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or David Manno, Esq. at (212) 981-6772 of Sichenzia Ross Ference Carmel LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:
Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.

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